Free Writing Prospectus
                                                  Issuer Free Writing Prospectus
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-120920
         (Supplementing Preliminary Prospectus Supplements dated March 31, 2006)

                 CORRECTED TO CONFORM TO FINAL TERM SHEET USED

  ~ Sole-Bookrun Common Stock Add-on & SEC-Registered 6.00% Series B Cumulative
                     Convertible Preferred Stock Pricing ~


                                     [LOGO]


                        Annaly Mortgage Management, Inc.

                                   (NLY/NYSE)

                          Common Stock Add-On Offering
                          ----------------------------

                 Offering Size: 34,100,000 Shares (100% Primary)

              Overallotment (15%): 5,115,000 Shares (100% Primary)

                             Price Per Share: $11.75

                           Last Sale (4/6/06): $11.88

                              Trade Date: 4/6/2006

                           Settlement Date: 4/12/2006

                               CUSIP: 035710 40 9

                      Sole Book-Runner: Merrill Lynch & Co.

             Joint Lead Managers: Citigroup and UBS Investment Bank

         Co-Managers: Deutsche Bank Securities, Keefe, Bruyette & Woods
                                 & RBC Capital Markets



  SEC-Registered 6.00% Series B Cumulative Convertible Preferred Stock Pricing
  ----------------------------------------------------------------------------

                           Offering Size: $100,000,000

                        Overallotment (15%): $15,000,000

                             Price Per Share: $25.00

                         Liquidation Preference: $25.00

            Dividend Rate: 6.00% payable quarterly in arrears in cash

     Conversion Rate: 1.7730 shares of common stock per $25.00 liquidation preference, subject to adjustment

Adjustment to Conversion Rate Upon certain Fundamental Changes: If a fundamental change occurs and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares within a range of 0 to 0.3546 shares (subject to adjustment upon certain events).

The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid per share of common stock on the effective date.

  Effective Date           $11.75*     $13.00     $14.00     $15.00     $20.00     $25.00     $30.00     $40.00
  --------------           ------     ------     ------     ------     ------     ------     ------     ------
April 12, 2006             0.3546     0.2637     0.2155     0.2000     0.1500     0.1200     0.1000     0.0750
April 1, 2007              0.3546     0.2624     0.2024     0.1700     0.1275     0.1020     0.0850     0.0638
April 1, 2008              0.3546     0.2623     0.1997     0.1558     0.1019     0.0815     0.0679     0.0509
April 1, 2009              0.3546     0.2623     0.1995     0.1445     0.0738     0.0590     0.0492     0.0369
April 1, 2010              0.3546     0.2621     0.1993     0.1441     0.0429     0.0343     0.0286     0.0214
April 1, 2011              0.3546     0.2621     0.1993     0.1441     0.0000     0.0000     0.0000     0.0000
April 1, 2012              0.3546     0.2621     0.1993     0.1441     0.0000     0.0000     0.0000     0.0000
April 1, 2013              0.3546     0.2621     0.1993     0.1441     0.0000     0.0000     0.0000     0.0000
April 1, 2014              0.3546     0.2621     0.1993     0.1441     0.0000     0.0000     0.0000     0.0000
April 1, 2015              0.3546     0.2621     0.1993     0.1441     0.0000     0.0000     0.0000     0.0000
April 1, 2016              0.3546     0.2621     0.1993     0.1441     0.0000     0.0000     0.0000     0.0000

*Correction
                              Trade Date: 4/6/2006

                           Settlement Date: 4/12/2006

                               CUSIP: 035710 60 7

                      Sole Book-Runner: Merrill Lynch & Co.

                  Joint Lead Manager: Bear, Stearns & Co. Inc.


                              *        *         *

The issuer has filed a registration statement (including a prospectus and supplements thereto) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and the supplements thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the supplements thereto if you request them by calling toll-free (1-866) 500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

This announcement and any offer if made subsequently is directed only at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). Any person in the EEA who acquires the securities in any offer (an "investor") or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors or persons in the UK and other member states (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the company, Merrill Lynch International ("MLI") or any other manager of a prospectus pursuant to Article 3 of the Prospectus Directive. The company, MLI and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.